Exhibit 99.14

Disclosure of Transactions in Own Shares

Paris, February 25, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2020 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 18, 2021 to February 24, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
18.02.2021	309,446	36.961	11,437,389	XPAR
18.02.2021	-	-	-	CEUX
18.02.2021	-	-	-	TQEX
18.02.2021	-	-	-	AQEU
19.02.2021	306,838	36.641	11,242,749	XPAR
19.02.2021	-	-	-	CEUX
19.02.2021	-	-	-	TQEX
19.02.2021	-	-	-	AQEU
22.02.2021	300,200	37.478	11,250,959	XPAR
22.02.2021	101,000	37.485	3,786,020	CEUX
22.02.2021	-		-	TQEX
22.02.2021	-		-	AQEU
23.02.2021	292,893	38.268	11,208,362	XPAR
23.02.2021	99,066	38.274	3,791,606	CEUX
23.02.2021	-	-	-	TQEX
23.02.2021	-	-	-	AQEU
24.02.2021	435,704	38.577	16,807,964	XPAR
24.02.2021	89,429	38.525	3,445,289	CEUX
24.02.2021	-	-	-	TQEX
24.02.2021	-	-	-	AQEU
Total	1,934,576	37.72	72,970,339

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com